UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Changes in the Board of Directors

Ellomay Capital Ltd. (the “Company”) announces the resignation of Mr. Hemi Raphael from its Board of Directors for personal reasons, effective November 12, 2020. Mr. Raphael has been a member of the Company’s Board of Directors since June 2006. The Board of Directors thanks Mr. Raphael for his contribution to the Company over the years.

The Company also announces the appointment of Mr. Ehud Gil to its Board of Directors to replace Mr. Raphael, effective immediately.

Ehud Gil, age 46, has been an entrepreneur in the technology field and a consultant to the Israeli Ministry of Defense since he retired from the Israeli Defense Forces (“IDF”) in 2018 at the rank of lieutenant-colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial and technological positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch and Head of Training Branch in the General Headquarters of the IDF, and served as a manager of projects and units in the IDF.  Mr. Gil holds an M.Ed. (with honors) in management of education systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. Mr. Gil is the brother-in-law of Mr. Hemi Raphael.

Based on the Company’s Articles, Mr. Gil will serve as a Board member until the Company’s 2021 annual general meeting, at which he can be nominated for reappointment to the Company’s Board of Directors.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: November 12, 2020